Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

April 25, 2017

Via EDGAR

James E. O’Connor, Senior Counsel – Disclosure Review Office

Sheila Stout, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2,
File No. 333-216665

Dear Mr. O’Connor and Ms. Stout:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comment conveyed by Mr. O’Connor in a conversation with Janis Kerns, company counsel, on April 18, 2017, with respect to the Company’s Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2017.

We have paraphrased the Staff’s comment followed by the Company’s response below to aid in your review. We will provide courtesy copies of Pre-Effective Amendment No. 2 to the Registration Statement, as filed and marked to show changes from the Pre-Effective Amendment.

1.	We refer to Comment 14 from the previous comment response letter from the Company, dated April 14, 2017. In the “Summary” section, please disclose the Company’s “total return based on net asset value” and “total return based on market value.” Please disclose briefly how these two numbers are calculated and also disclose that, while they do reflect fund expenses, they do not reflect any sales load that may be paid by investors. See Instructions 13 and 14 to Item 4.1 of Form N-2.

With offices in California, Colorado, District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee, and West Virginia

James E. O’Connor, Senior Counsel

Sheila Stout, Staff Accountant

April 25, 2017

Response:

We have revised the disclosure on pages 1 and 2 of Amendment No. 2 to the Registration Statement as requested.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck